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                                   EXHIBIT 3


June 5, 1997


Mr. Raymond D. Schoenbaum
1640 Powers Ferry Road
Building Two, Suite 100
Marietta, Georgia 30067-6050

Dear Raymond:

On behalf of the Board of Directors, I acknowledge receipt of your letter dated June 2, 1997. We share your concerns regarding the loss of market value that all of us as Shoney's shareholders have experienced. We believe that we have the proper business strategy and management team in place to improve the performance of the Company. As with all business turnarounds, time and patience are needed before one can determine whether the business judgment of the leadership is proven correct.

We appreciate your offer to present to the Board on June 17 some concrete alternatives for addressing what you view to be Shoney's current situation. Unfortunately, as you may know, our next Board meeting has been planned for many months as part of a working retreat meeting and the agenda is full without any available open time for you to make your requested presentation. However, we encourage you to submit your concrete alternatives in writing to us before that meeting so that your ideas may be taken into account in our discussions. After we have had the opportunity to review your alternatives, we will consider a time in the future when you could personally discuss those with the Board or a committee of the Board.

Management of Shoney's has consistently welcomed discussions with you and have talked with you on a number of occasions recently to exchange information and ideas. We continue to believe such meetings are mutually beneficial and hope that you will continue to provide us with the benefit of your ideas.

God bless,

/s/ C. Stephen Lynn
------------------------

C. Stephen Lynn


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                           Exhibit Index on Page 10